Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

A tweet and Facebook post related to the transaction:

JOHN J. LEGERE (Twitter @JohnLegere)

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Tweet: Expanding coverage and access for ALL Americans is what New T-Mobile is all about. Thank you to @RepCardenas for supporting this important topic. [link to USA TODAY article below] More info: http://www.newtmobile.com

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Facebook post: The New T-Mobile will give consumers choice beyond fixed broadband! We’ve already disrupted wireless and are ready to bring the #Uncarrier to the Cableopoly! Key info: NewTMobile.com [link to Business Insider article below]

T-Mobile promises to support low-income Lifeline program ‘indefinitely’ if merger approved

By Eli Blumenthal, USA TODAY, March 11, 2019

As the Department of Justice and the Federal Communications Commission weigh the pros and cons of T-Mobile’s $26-billion proposed merger with Sprint, T-Mobile continues to update its promises to bolster its chances for government approval.

In the latest update, T-Mobile has pledged to keep supporting Sprint’s low-income Assurance Wireless brand “indefinitely,” USA TODAY has learned.

Assurance along with Sprint’s other prepaid brands, Boost Mobile and Virgin Wireless, and T-Mobile’s Metro are popular with lower-income and cost-conscious Americans for their cheaper alternatives to traditional plans than the main four wireless networks.

Part of Virgin Mobile, Assurance takes part in the Lifeline Assistance program, a government service that allows those on public assistance programs such as Medicaid, Food Stamps or Supplemental Security Income to receive a discount of $9.25 per month off of phone service or potentially a free phone and service to “qualifying low-income households.”

Assurance offers Lifeline in 41 states as well as Washington, D.C., while T-Mobile offers support for the program in nine states plus Puerto Rico.

The service is limited to one account per household and proof of income or participation in one of the other government programs could be required to verify that you are in fact eligible.

“The digital divide is real and we want to help eliminate it,” T-Mobile president Mike Sievert said in a statement to USA TODAY. “We have pledged that the New T-Mobile will maintain the existing T-Mobile and Sprint Lifeline program throughout the country indefinitely, barring fundamental changes to today’s program.”

T-Mobile and Sprint have been under pressure from Democrats over concerns that their merger will lead to higher prices.

Late last month, freshman congresswoman Rashida Tlaib (D-Mich.) sent a letter signed by 36 other Democrats to the DOJ and FCC against the deal, arguing in part that the deal would “disproportionately hurt lower-income people and communities of color” who are on brands like Boost or Metro.

T-Mobile has previously promised that it will not raise rates for three years on either its plans or Sprint’s. The company has also argued that, by combining with Sprint, the new entity will be able to offer better service in rural areas as well as access to a more robust 5G network.

“This is a merger that has the potential to bring improved broadband services to price-sensitive consumers, primarily because of its expectation of a strengthened and higher quality high-speed broadband network,” Dr. Nicol Turner Lee, a fellow at The Brookings Institution Center for Technology Innovation and supporter of the Lifeline program, tells USA TODAY.

“There will be a swath of people that are dependent on these two companies to survive.”

Turner Lee hopes T-Mobile and Sprint “realize that they’re sitting on an asset where they can have two choices: either enhance their services or exploit them. And I would think in the day and age of competitive broadband services doing the latter is not going to help them.”

Representative Tony Cárdenas, D-Calif., who initially spearheaded a letter signed by 50 members of Congress asking the companies about their commitment to Lifeline in February, was pleased with T-Mobile’s pledge.

“I appreciate T-Mobile responding to our questions and look forward to learning more specifics about how the proposed New T-Mobile plans to commit resources necessary to make Lifeline participation increase year over year,” Cárdenas said in a statement.

“Should the merger go through, I look forward to receiving updates on New T-Mobile’s actions to assure mobile services for vulnerable populations for generations to come.”

Executives from T-Mobile and Sprint, including Legere and Sprint executive chairman Marcelo Claure, are expected to appear on Capitol Hill on Tuesday before the House Judiciary Committee to continue to push for their merger.

Here’s how New T-Mobile plans to disrupt the current US in-home broadband market — and why it will be successful

By George Paul, Business Insider

T-Mobile CEO John Legere offered a peek into how the company will bring its Un-Carrier initiative into the cable broadband market if it gets the go-ahead to merge with Sprint.

The combined company, New T-Mobile, plans to disrupt the current US in-home broadband market — dominated by Comcast, Charter, AT&T, and Verizon — by offering an alternative option: a low-priced 5G home internet service featuring fast speeds, self-installation, no annual service contract, and its Layer3 TV service.

T-Mobile plans to kick off its Home Internet service by using a 4G LTE router running its existing LTE network. After the merger, the router will be upgraded to include 2.5 GHz spectrum and 5G compatible hardware.

Why would New-T-Mobile expand beyond wireless?

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Increasing competition in a market other than wireless will help incentivize regulators to approve the T-Mobile-Sprint merger. New T-Mobile’s service will offer consumers options: Nearly one-third (29%) of US households either have no service or lack a second option for wired broadband service. That share jumps to over 61% in rural households. New T-Mobile’s entry could force legacy providers to expand their coverage areas to avoid the risk of losing existing customers who gain a second option and to capture ones without any option that might migrate to New T-Mobile.

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It’s an opportunity for new revenue streams and customers. New T-Mobile expects to add 9.5 million customers to its home broadband service by 2024. It will also offer services to over half of US households by 2024.

Here’s why the move will be a success.

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T-Mobile has already disrupted the US wireless market. T-Mobile’s Un-Carrier initiative — which began in 2013 and killed some of the features that consumers hate the most, most notably the long-term contract — helped it surpass Sprint as the third-largest US carrier by volume in 2015. Additionally, the initiative enabled T-Mobile to steal customers and service revenue from Verizon and AT&T. It also beat out its rivals on value, loyalty, and satisfaction in 2018 for the second year running, according to Business Insider Intelligence’s Telecom Competitive Edge Report (enterprise only).

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New T-Mobile can lure dissatisfied broadband customers. In 2018, US internet service providers as a whole saw overall customer satisfaction fall 3 percentage pointsYoY in 2018. The company can take what it learned from the US wireless market and apply it to this market to steal dissatisfied customers from Comcast, Charter, AT&T, and Verizon.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.